NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL: RUS

RUSSEL METALS FIRST QUARTER EARNINGS EXCEED EXPECTATIONS

TORONTO, CANADA -- April 26, 2004 -- Russel Metals Inc. today reported record first quarter 2004 net earnings of $25.3 million, or $0.53 per share.  This compares to net earnings of $3.5 million, or $0.08 per share, for the first quarter of 2003.  The fourth quarter of 2003 had net earnings of $7.7 million, or $0.17 per share, which included results of Acier Leroux and thus is more comparable to the first quarter of 2004.

The first quarter of 2004 included before tax charges of $11.3 million related to the redemption of the long term debt and $0.8 million for restructuring costs related to the Acier Leroux acquisition.  These charges impacted earnings by $0.20 per share net of tax.  Without these charges, earnings per share would have been $0.73.

Revenue increased to $515.8 million for the quarter ended March 31, 2004, up substantially from $367.0 million in the first quarter of 2003 and $417.8 million in the fourth quarter of 2003.

Bud Siegel, President and CEO stated, "The rapid integration of Acier Leroux in late 2003, the first quarter 2004 recapitalization of the Russel Metals' balance sheet, and the surcharges imposed by North American steel producers created the perfect wave for metals distribution in the first quarter.  The complete integration of the Acier Leroux operations makes it difficult to do a same store analysis but management estimates that 65% of the $148.8 million increase in revenue is attributable to the Acier Leroux acquisition and 35% is attributable to the steel surcharges and increases in demand.

The significantly higher gross margins and segment operating profits in service centers and import/export segments are mostly attributable to the surcharges which resulted in inventory holding gains.  The increased profitability in the energy segment is primarily attributable to the increased drilling activity in Western Canada."

During the first quarter of 2004, the Company successfully completed the issue of 5,750,000 common shares for gross proceeds of $9.00 per share and the issue of US$175.0 million of 6.375% 10 year Senior Notes.  The previously outstanding long-term debt and preferred shares were all redeemed in the first quarter except for US$20.1 million, which will be redeemed June 1, 2004.  The debt to equity ratio at March 31, 2004 improved to 0.8 from 1.1 at December 31, 2003.

The jump in revenue in the first quarter 2004 created a corresponding increase in working capital and a negative cash flow from operating activities of $22.9 million despite the $32.3 million in cash generated from operating activities before working capital changes.  The main use of cash was $92.4 million for increased accounts receivable and $18.3 million for higher inventory which were offset by $48.4 million of cash generated by increased accounts payable.  The inventory levels are expected to continue to rise in the second quarter due to steel price increases.

The Board of Directors approved a 25% increase in the quarterly dividend to $0.10 per common share payable June 15, 2004.

The Company will be holding an Investor Conference Call on Tuesday, April 27, 2004 at 9:00 a.m. ET to review its first quarter results for 2004.  The dial in telephone number for the call is 1-800-818-6210.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, May 4.  You will be required to enter reservation number 21164258 in order to access the call.

Additional supplemental financial information is available in our investor conference call package located on our website at www.russelmetals.com.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Website: www.russelmetals.com

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
($000)	2004	2003

ASSETS
Current
Cash	$ 4,526	$ 19,008
Accounts receivable	341,767	248,904
Inventories	322,130	303,048
Prepaid expenses and other assets	6,116	5,028
Income taxes receivable	5,177	5,912
Discontinued operations	932	1,107

	680,648	583,007

Property, Plant and Equipment	181,232	184,929
Assets Held For Sale	6,756	1,622
Deferred Financing Charges	8,128	3,547
Goodwill	4,583	4,216
Future Income Tax Assets	9,559	10,458
Other Assets	2,638	2,840

	$ 893,544	$ 790,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 7,177	$ 78,093
Accounts payable and accrued liabilities	265,671	217,173
Income taxes payable	18,629	11,729
Current portion long-term debt	26,614	-
Discontinued operations	3,192	2,729

	321,283	309,724
Other Accrued Liabilities	750	-
Long-Term Debt	229,337	179,402
Pensions and Benefits	12,003	11,542
Future Income Tax Liabilities	5,157	6,109

	568,530	506,777

Shareholders' Equity
Preferred shares	-	30,000
Shareholders' equity	325,014	253,842

	325,014	283,842

	$ 893,544	$ 790,619

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended March 31,
($000, except per share data)	2004	2003

Revenues	$ 515,803	$ 367,021
Cost of sales and operating expenses	456,280	356,460

Earnings before the following	59,523	10,561
Restructuring	(832)	-
Debt redemption costs	(11,310)	-
Foreign exchange gain	-	348
Interest expense	(5,198)	(5,104)

Earnings before income taxes	42,183	5,805
Provision for income taxes	16,825	2,266

Earnings from continuing operations	25,358	3,539
Loss from discontinued operations	(54)	-

Net earnings for the period	25,304	3,539

Retained earnings --

Dividends on preferred shares	(611)	(563)

Earnings available to common
shareholders	24,693	2,976
Dividends on common shares	(3,915)	(2,667)
Retained earnings, beginning of the period	110,502	105,858

Retained earnings, end of the period	$ 131,280	$ 106,167

Basic earnings per common share - continuing operations

	$ 0.54	$ 0.08

Basic earnings per common share

	$ 0.53	$ 0.08

Diluted earnings per common share - continuing operations

	$ 0.53	$ 0.08

Diluted earnings per common share	$ 0.52	$ 0.08

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

Quarters ended March 31,

($000)	2004	2003

Operating activities
Earnings from continuing operations	$ 25,358	$ 3,539
Depreciation and amortization	4,703	3,616
Future income taxes	(349)	1,055
Loss on sale of fixed assets	139	15
Stock-based compensation	390	48
Debt redemption costs	2,096	-

Cash from operating activities before working capital	32,337	8,273

Changes in non-cash working capital items
Accounts receivable	(92,428)	(25,813)
Inventories	(18,346)	39,256
Accounts payable and accrued liabilities	48,432	(21,679)
Current income taxes	8,157	1,034
Other	(1,088)	1,117

Change in non-cash working capital	(55,273)	(6,085)

Cash (used in) from operating activities	(22,936)	2,188

Financing activities
Decrease in bank borrowing	(70,916)	(8,882)
Issue of common shares	50,125	212
Issuance of long-term debt	235,200	-
Redemption of long-term debt	(157,618)	-
Redemption of preferred shares	(30,000)	-
Dividends on common shares	(3,915)	(2,667)
Dividends on preferred shares	(611)	(563)
Deferred financing costs	(6,959)	-

Cash from (used in) financing activities	15,306	(11,900)

Investing activities
Purchase of fixed assets	(6,719)	(4,233)
Proceeds on sale of fixed assets	239	21
Other	(318)	(539)

Cash used in investing activities	(6,798)	(4,751)

Discontinued operations
Operating activities	(54)	-

Cash from discontinued operations	(54)	-

Decrease in cash	(14,482)	(14,463)
Cash position, beginning of the period	19,008	25,068

Cash position, end of the period	$ 4,526	$ 10,605